Exhibit 99.2

AMENDMENT NO. 1

TO

THE SIXTH AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION

OF

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

(Adopted by way of a special resolution passed on November 6, 2012 and effective as of November 9, 2012)

1.                            Clause 1 of the memorandum of association of the Company (the “Memorandum”) shall be deleted in its entirety and be replaced by the following:

“The name of the company is “Pactera Technology International Ltd.” in English and “文思海辉技术有限公司” in Chinese.”

2.                            Clause 6 of the Memorandum shall be deleted in its entirety and be replaced by the following:

“The authorised share capital of the Company is US$167,378.40 divided into 120,000,000 common shares of par value US$0.00139482 each (“Common Shares”) with power for the Company insofar as is permitted by law, to redeem or repurchase any of its shares and to increase or reduce the said capital subject to the provisions of the Companies Law (2012 Revision) and the Articles of Association and to issue any part of its capital, whether original, redeemed or increased with our without any preference, priority or special privilege or subject to any postponement of rights or to any condition or restrictions and so that unless the conditions of issue shall otherwise expressly declare every issue of shares whether declared to be preference or otherwise shall be subject to the powers hereinbefore contained PROVIDED ALWAYS that, notwithstanding any provision to the contrary contained in this Memorandum of Association, the Company shall have no power to issue bearer shares.”

FORM OF AMENDMENT NO. 1

TO

THE SIXTH AMENDED AND RESTATED ARTICLES OF ASSOCIATION

OF

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

(Adopted by way of a special resolution passed on November 6, 2012 and effective as of November 9, 2012)

1.                            Under Article 2(1) of the articles of association of the Company (the “Articles”), the definition of “Company” shall be amended as follows:

“Company”	“Pactera Technology International Ltd.” in English and “文思海辉技术有限公司” in Chinese”.

2.                            The last sentence of Article 114 of the Articles, as set forth below, shall be deleted in its entirety:

“In the case of any equality of votes the chairman of the meeting shall have an additional or casting vote.”